PMU News Release #04-11 TSX, AMEX Symbol PMU August 10, 2004

FOLLOW-UP DRILLING EXTENDS
SOUTH MINITA AND NANCE DULCE GOLD DISCOVERIES

The latest results from Pacific Rim's ongoing drill program at the El Dorado gold project in El Salvador have outlined continued high-grade gold mineralization in follow-up holes to the new discoveries in the South Minita and Nance Dulce areas announced in the Company's May 25, 2004 news release (#04-07).

The Nance Dulce discovery zone now totals over 500 meters in strike length, with high-grade gold mineralization encountered in every hole to have tested this zone to date, including hole P04-318 that intersected 40.58 g/t gold over 0.85 meters. The Nance Dulce vein is filling a fault zone that can be traced a further 600 meters to the southeast, where outcrop of the vein has returned the highest grades ever encountered in the district. The vein can be traced to the northwest for another 500 meters. The vertical extent of the mineralization has not yet been determined.

The new South Minita gold zone discovered with previously announced drill hole P04-299 (12.08 g/t gold and 102.4 g/t silver over 7.0 meters – see NR #04-07 dated May 25, 2004)) narrowed as the drill pattern proceeded south but opened up again with drill holes P04-310 and 315 (14.77 g/t gold over 1.80 meters). These two drill holes and an additional hole recently completed 150 meters to the south of 315 (assays pending) indicate an open-ended potential mineralized zone over 400 meters in strike length. The vertical dimension will be determined with additional drilling.

A table of complete results is presented below, and drill plan maps are available at the Company's website (www.pacrim-mining.com).

"We are continuing to make new gold discoveries at El Dorado and the upside potential for additional resources is tremendous," states Tom Shrake, CEO. "As we complete our pre-feasibility study on the 585,000 ounce measured and indicated Minita resource, we will shortly gain a clear and detailed understanding of the potential economics of underground mining the Minita resource. Any additional gold resources that may potentially come from new discoveries provide blue sky upside to the pre-feasibility results. The South Minita discovery looks very similar to the Minita resource area, located directly to the north, and is believed to be connected to the Nance Dulce mineralized zone, 4 km to the south, by the important north-south trending Minita structure. Obviously, a great deal of drilling remains to be done to further delineate the South Minita and Nance Dulce gold zones and to test the Minita structure for additional gold mineralization. We've only scratched the surface."

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P04-302	South Minita	300740 / 534350	260/50	258.45	258.7	0.25	0.2	6.72	17
P04-303	PDLM	297799 / 533436	90/50	No Significant Intercepts
P04-304	South Minita	300828 / 534280	275/50	245.35	245.6	0.25	0.2	7.21	12
P04-305	PDLM	297257 / 533695	270/50	No Significant Intercepts
P04-306	South Minita	300742 / 534339	275/54	253.95	254.15	0.2	0.2	12.08	77

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

P04-307	Nance Dulce	297756 / 533331	232/55	112.95 135.6	113.45 135.75	0.5 0.15	0.45 0.1	39.32 8.36	n.a. 58
P04-308	South Minita	300641 / 534287	270/50	66.1	67.05	0.95	0.9	9.45	n.a.
P04-309	Nance Dulce	297668 / 533369	232/50	80.8 94.55 188.0	82.25 95.05 188.3	1.45 0.5 0.3	1.3 0.3 0.2	9.41 6.51 50.02	89 81 199
P04-310	South Minita	300493 / 534304	270/50	14.65 15.6 16.5 238.65	14.85 16.1 16.6 239.65	0.20 0.50 0.10 1.00	0.15 0.45 0.10 0.95	6.36 12.04 10.08 15.75	n.a. n.a. n.a. n.a.
P04-311	Nance Dulce	297813 / 533232	232/50	70.95 160.4 176.35 260.8	71.15 161.5 176.65 260.95	0.20 1.10 0.30 0.15	0.15 1.00 0.25 0.10	70.80 20.70 28.28 36.39	n.a. 177 158 92
P04-312	South Minita	300825 / 533980	160/50	No Significant Intercepts
P04-313	Nance Dulce	297883 / 533158	232/50 includes	45.9 156.7 159.3 159.95 193.25 287.4	46.3 156.85 160.3 160.3 139.4 287.65	0.15 0.15 1.00 0.35 0.15 0.25	0.1 0.1 0.9 0.3 0.1 0.2	7.52 7.14 6.77 16.69 10.47 9.95	55 61 38 87 31 47
P04-314	Nance Dulce	298023 / 533153	232/50	98.85	99.05	0.20	0.15	21.28	n.a.
P04-315	South Minita	300280 / 534325	270/50	284.97	287.05	2.08	1.80	14.77	n.a.
P04-316	Nance Dulce	297962 / 533075	232/50	167.67	168.05	0.38	0.3	9.22	n.a.
P04-317	South Minita	300280 / 534330	90/50	No Significant Intercepts
P04-318	Nance Dulce	297574 / 533438	232/50	149.05	150.05	1.00	0.85	40.58	n.a.

NI 43-101 Disclosure

Pacific Rim's exploration work on the El Dorado project is supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim's drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

Details of the El Dorado project, including geology, drill results and resource estimates are presented in a technical report prepared for Pacific Rim Mining Corp. by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., (both Qualified Persons as defined in National Instrument 43-101) entitled "Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador", dated November 26, 2003 and publicly available on SEDAR.

In Other News

An extension on the sale of the Company's subsidiary, CMD, owner of the Andacollo gold mine in Chile, has been negotiated with MCK Mining Corporation, pending the completion of final documentation.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

About Pacific Rim Mining Corp.

Pacific Rim is a revenue-generating gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its projects, including the flagship El Dorado gold project in El Salvador. Pacific Rim's goal is to become a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake, CEO	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim's control, including: the results of current exploration activities; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company's filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim's actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statement. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com